Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended		Fiscal Year Ended
	September 29, 2017	September 30, 2016	June 30, 2017	July 1, 2016	July 3, 2015	June 27, 2014	June 28, 2013

	(In millions, except ratios)
Earnings:
Income from continuing operations	$167	$145	$638	$611	$287	$440	$401
Plus: Income taxes	64	58	267	273	109	202	168
Fixed charges	43	46	179	188	135	99	114
Amortization of capitalized interest	—	—	—	1	—	—	—
Less: Interest capitalized during the period	—	—	—	—	(2)	(2)	(1)
	$274	$249	$1,084	$1,073	$529	$739	$682
Fixed Charges:
Interest expense	$41	$44	$172	$183	$130	$94	$109
Plus: Interest capitalized during the period	—	—	—	—	2	2	1
Interest portion of rental expense	2	2	7	5	3	3	4
	$43	$46	$179	$188	$135	$99	$114
Ratio of Earnings to Fixed Charges	6.37	5.41	6.06	5.71	3.92	7.46	5.98